31 January 2012

Board Appointment

National Grid today announces the appointment of Dr Paul Golby CBE FREng, as a Non-executive Director with effect from 1 February 2012.

Paul Golby’s most recent role was with E.ON UK plc.  He joined East Midlands Electricity plc in 1998 and became Chief Executive and Chairman of E.ON UK plc (formerly Powergen) in 2002.  Paul handed over his Chief Executive responsibilities during the final quarter of 2011 and continued as Chairman until retiring from E.ON UK plc in December 2011.  After gaining a PhD in mechanical engineering from Aston University and training as a mechanical engineer, he started his career with Dunlop and BTR before becoming an executive director of Clayhithe plc in 1993.

Paul is Non-executive Chairman of AEA Technology Group plc, Chair of Council and Pro Chancellor of Aston University, Chairman of EngineeringUK and a member of the Prime Minister’s Council for Science and Technology. He is also a fellow of the Royal Academy of Engineering, the Institution of Mechanical Engineers, the Institution of Engineering and Technology and the Energy Institute Council.  He was awarded an honorary degree by Aston University in 2007 and Cranfield University in 2008.

Sir Peter Gershon, Chairman, said:  “I warmly welcome Paul to the Board of National Grid.  He brings a vast amount of experience and knowledge of the energy industry, and with a background in engineering, is well placed to play a vital role on our Board in addressing the challenges we face. I look forward to working with Paul over the coming years.”

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National Grid (LSE: NG; NYSE: NGG) is an electricity and gas company that connects consumers to energy sources through its networks. In Britain, we run the gas and electricity systems that our society is built on, delivering gas and electricity across the country.  In the North Eastern US, we connect more than seven million gas and electric customers to vital energy sources, essential for our modern lifestyles. More information at www.nationalgrid.com and images available at www.flickr.com/photos/national—grid/sets